

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

DIVISION OF
CORPORATION FINANCE

July 7, 2009

Via U.S. Mail

Jeff Bradley
Chief Executive Officer
Globe Specialty Metals, Inc.
One Penn Plaza
250 West 34th Street, Suite 2514
New York, NY 10119

> **Re: Globe Specialty Metals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 9, 2009**
> **File Number 333-152513**

Dear Mr. Bradley:

We have reviewed your filing and have the following comments.   Where indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.   After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   We look forward to working with you in these respects.   We welcome any questions you may have about our comments or on any other aspect of our review.   Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1, as well as your previous responses to comments 12, 35, and 36. In your next amendment, please provide updated

disclosure, fill in remaining blanks other than those related to Rule 430A(a) information, and file all omitted exhibits. In that regard, we note the following:

- You include new disclosure that your Niagara Falls facility will "substantially be completed in fiscal 2009" (page 1) and that you "intend to reopen our Niagara Falls facility in fiscal year 2010" (page 6).

- You indicate that as of June 30, 2008, you were "aware of the existence of material weaknesses and significant deficiencies" (page 20).

- You discuss several expired and expiring union contracts in revised disclosure at page 14.

- At page 67, you indicate that a large portion of your contracts are multi-year contracts. At page 68, you identify a number of customers which accounted for ten percent of more of your silicon metal and total sales. Ensure that you file as exhibits all material contracts.

- You have not yet filed the opinion of counsel, nor the employment agreement with Malcolm Appelbaum.

- In the revised exhibit index, specify with what filing and on what date you filed the "previously filed" exhibits.

2.   Your prospectus extensively refers to CRU International and its statistics and forecasts. If you retain the disclosure, file CRU's consent as an exhibit, as Rule 436(a) requires. We note your response to prior comment 3 in that regard.

3.   Where you cite projections, clarify in each case the source and the date that such projections were made. For example, we note the global silicon projections at page 3; solar power demand estimates at page 55; and the global passenger vehicle production projections at page 55. Also, with regard to the vehicle projections, it is unclear how projections made prior to 2004 would be pertinent at the present time.

Prospectus Summary – Risks Associated with our Business, page 7

4.   You direct the reader to your Risk Factors section "for a discussion of some of the factors…." Eliminate any potential suggestion that your Risk Factors section might not include all known, material risks.

Summary Consolidated Financial Data, page 9

5.   With regard to your presentation of 'Adjusted EBITDA,' revise your disclosure to indicate whether you consider the impairment charges to be non-recurring. If you consider them to be non-recurring, disclose your basis for concluding that it is not reasonably likely that similar charges will recur within the next two years. This disclosure should explain how your conclusion took into consideration current market conditions, including your currently-idled facilities. Alternatively, if you consider them to be recurring, please note that, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

Such measures more likely would be permissible if you reasonably believe it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. In addition, inclusion of such a measure may not be helpful to investors absent the following disclosure:

- the manner in which you use the non-GAAP measure to conduct or evaluate your business;

- the economic substance behind your decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which you compensate for these limitations when using the non-GAAP financial measure; and

- the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

See Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Unaudited Pro Forma Consolidated Financial Data, page 28

Notes to the Unaudited Pro Forma Consolidated Statement of Operations, page 30

6.	With regard to your disclosure in footnote (c), please explain to us in greater detail how you have adjusted the tax impact of the pro forma adjustments to reflect your "ability to offset Solsil's tax losses against [y]our taxable income."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies, page 34

7.	We note you identify six areas of accounting where critical accounting policies are used to record activity. However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Please expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. It is important to note that while accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to Section 501.14 of the Financial Reporting Codification for further guidance.

Cash Flows, page 44

8.	We note your statement that the "financial information of the Successor periods are not comparable to the Predecessor periods because the Predecessor periods do not include results of subsequent acquisitions, including Globe Metais and Globe Metales." Based on this statement, please explain to us why you include discussions under the headings titled Operating, Investing and Financing Activities to compare cash flow results between 2007 and 2006 periods. As an example, we note your statement under Operating Activities that the "approximately $5,850,000 increase in net cash provided by operating activities from 2006 to 2007 was primarily due to increases in net income provided by the

addition of the SG and Globe Metais businesses as well as increased pricing."
Please modify your discussion as necessary.

Financial Statements, page F-1

Condensed Consolidated Financial Statements for the Nine Months Ended March 31,
2009 and 2008, page F-2

Condensed Consolidated Statements of Operations, page F-4

9.   Provide us, as supplemental information, an analysis of amounts reported under
        the caption "Other Income" for the interim periods ended March 31, 2009 and
        2008 and the annual periods ended June 30, 2008 and 2007. For each identified
        item, provide support for your classification as a non-operating item.

Notes to Condensed Consolidated Financial Statements, page F-7

General

10.   To the extent you make changes in this section in response to the comments
        below, please make conforming changes to the Notes to your Consolidated
        Financial Statements for the years ended June 30, 2008 and 2007, where
        applicable.

(2) Summary of Significant Accounting Policies, page F-7

d. Revenue Recognition

11.   We note your statement that "When the Company provides a combination of
        products and services to customers, the arrangement is evaluated under Emerging
        Issues Task Force Issue No. 00-21." Please expand your disclosure to provide a
        description of the nature and material terms of these arrangements, including any
        performance, cancellation, termination, or refund provisions. Describe the
        specific elements included, as well as how the amount and timing of revenue for
        each element is determined.

(3) Business Combinations, page F-9

12.   Please provide us, as supplemental information, an analysis of amounts reported
        under the line item "Acquisition of businesses, net of cash acquired" in your
        statements of cash flows for the year ended June 30, 2008 and the nine month
        periods ended March 31, 2009 and 2008. As part of your response, explain how

amounts shown in your analysis correspond to amounts reported in the notes to your financial statements.

Yonvey acquisition, page F-11

13.   We note you entered into a subscription agreement that provides a "call option such that within a period of three years from the agreements' effective date, the minority shareholder may repurchase up to a maximum of 12% ownership interest in Yonvey at a subscription price equal to the relevant percentage of the additional $10,236 registered capital plus a premium calculated using specified interest rate." Please provide the following:

- Confirm for us, if true, that the liability you identify, totaling $1,166 at March 31, 2009, pertains specifically to the value you have attributed to the call option, or otherwise advise;

- Tell us what accounting literature you relied on in recording the liability; and,

- Add expanded disclosure which explains your initial and subsequent accounting through the expiration of the call option.

(5) Restructuring Charges, page F-12

14.   Revise to clearly disclose the total amount expected to be incurred in connection with each of the activities identified with your formal restructuring programs. See SFAS 146, par. 20.b.1.

(13) Income Taxes, page F-19

15.   We note the reconciling item for a foreign tax holiday. Please expand your disclosures to disclose the aggregate dollar and per share effects for each of the tax holidays, as contemplated by SAB Topic 11C.

(14) Commitments and Contingencies, page F-20

g. Deferred Revenue, page F-21

16.   We note you have not recorded revenue under the warehousing agreement you describe as of March 31, 2009 because the transactions that have taken place "do not meet the revenue recognition criteria contained in SAB 104." Please disclose the specific reason(s) why revenue on the warehousing arrangements has been deferred as of March 31, 2009. Additionally, disclose when, and under what circumstances, you expect that revenue will be recognized.

Notes to Consolidated Financial Statements, page F-35

(20) Operating Segments, page F-66

17.   Revise your disclosure to explain the factors used to identify your reportable
        segments and to indicate whether operating segments have been aggregated. See
        SFAS 131, par. 26.a. If you have concluded that you have a single operating
        segment, explain to us the basis for this conclusion. As part of your response,
        identify for us your chief operating decision maker (CODM) and provide an
        example set of information regularly reviewed by your CODM to make resource
        allocation decisions and to assess performance. Alternatively, if you have
        concluded that you have more than one operating segment, identify those
        operating segments for us and explain, in reasonable detail, why you believe
        aggregation is appropriate. In connection with this, explain how you have
        evaluated the aggregation criteria in SFAS 131, par. 17. In this regard, we note
        that disclosure in the Business section of your filing indicates that there are
        material differences between silicon metal and silicon-based alloy products and
        customers.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments.   You may wish to provide us with marked copies of the amendment to
expedite our review.   Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.   Detailed cover
letters greatly facilitate our review.   Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision.   Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.   We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.   Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.   Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Jeffrey E. Jordan, Esq.
        (202) 857-6395